# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Crescent Energy Co, CIK 0001866175
CUSIP: 44952J104
Title of class of securities: Class A Common Stock, Par Value of $0.0001 Per Share
Address of issuer's principal executive offices: 600 Travis Street, Suite 7200, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 04/04/2025
Amends the filing with accession number 0001193125-21-361315
Filed by CIK 0001868340
Persons authorized to receive notices and communications: Brandi Kendall Vice President, Independence Energy Aggregator L.P., 600 Travis Street, Suite 7200, Houston, Texas (TX), 77002, 713-481-7782; Christopher Lee, Esq., Kohlberg Kravis Roberts & Co. L.P., 30 Hudson Yards, New York, New York (NY), 10001, 212-750-8300

## Reporting persons
- Independence Energy Aggregator L.P. (CIK 0001868340): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 26,185,773; shared voting power 0; sole dispositive power 26,185,773; shared dispositive power 0; aggregate amount beneficially owned 26,185,773 (12% of the class)
  Comment: The beneficial ownership reported herein consists of shares of Class A Common Stock, par value $0.0001 per share, of Crescent Energy Company, a Delaware corporation (the "Issuer" and such stock, "Class A Common Stock").
  
  The beneficial ownership percentage reported herein is based on a combined total of 218,711,044 shares of Class A Common Stock of the Issuer outstanding, consisting of 192,525,271 shares of Class A Common Stock outstanding as of January 31, 2025, and 26,185,773 shares of Class A Common Stock issued to Independence Energy Aggregator L.P. ("IE Aggregator"), upon the conversion of Class B Common Stock, par value $0.0001 per share, of the Issuer ("Class B Common Stock") and an equivalent number of units representing limited liability company interests of Crescent Energy OpCo LLC (f/k/a IE OpCo LLC, "OpCo", and such units, "OpCo LLC Units") previously held by it. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.
- Independence Energy Aggregator GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 26,185,773; shared voting power 0; sole dispositive power 26,185,773; shared dispositive power 0; aggregate amount beneficially owned 26,185,773 (12% of the class)
  Comment: The beneficial ownership reported herein consists of shares of Class A Common Stock, par value $0.0001 per share, of the Issuer.
  
  The beneficial ownership percentage reported herein is based on a combined total of 218,711,044 shares of Class A Common Stock of the Issuer outstanding, consisting of 192,525,271 shares of Class A Common Stock outstanding as of January 31, 2025, and 26,185,773 shares of Class A Common Stock issued to IE Aggregator, upon the conversion of Class B Common Stock and an equivalent number of OpCo LLC Units previously held by it. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.
- KKR Upstream Associates LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 26,758,127; shared voting power 0; sole dispositive power 26,758,127; shared dispositive power 0; aggregate amount beneficially owned 26,758,127 (12.2% of the class)
  Comment: The beneficial ownership reported herein consists of shares of Class A Common Stock, par value $0.0001 per share, of the Issuer. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.
  
  The beneficial ownership percentage reported herein is based on a combined total of 218,711,044 shares of Class A Common Stock of the Issuer outstanding, consisting of 192,525,271 shares of Class A Common Stock outstanding as of January 31, 2025, and 26,185,773 shares of Class A Common Stock issued to IE Aggregator, upon the conversion of Class B Common Stock and an equivalent number of OpCo LLC Units previously held by it. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.
- KKR Group Assets Holdings III L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 26,758,127; shared voting power 0; sole dispositive power 26,758,127; shared dispositive power 0; aggregate amount beneficially owned 26,758,127 (12.2% of the class)
  Comment: The beneficial ownership reported herein consists of shares of Class A Common Stock, par value $0.0001 per share, of the Issuer. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.
  
  The beneficial ownership percentage reported herein is based on a combined total of 218,711,044 shares of Class A Common Stock of the Issuer outstanding, consisting of 192,525,271 shares of Class A Common Stock outstanding as of January 31, 2025, and 26,185,773 shares of Class A Common Stock issued to IE Aggregator, upon the conversion of Class B Common Stock and an equivalent number of OpCo LLC Units previously held by it. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.
- KKR Financial Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 26,758,127; shared voting power 0; sole dispositive power 26,758,127; shared dispositive power 0; aggregate amount beneficially owned 26,758,127 (12.2% of the class)
  Comment: The beneficial ownership reported herein consists of shares of Class A Common Stock, par value $0.0001 per share, of the Issuer. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.
  
  The beneficial ownership percentage reported herein is based on a combined total of 218,711,044 shares of Class A Common Stock of the Issuer outstanding, consisting of 192,525,271 shares of Class A Common Stock outstanding as of January 31, 2025, and 26,185,773 shares of Class A Common Stock issued to IE Aggregator, upon the conversion of Class B Common Stock and an equivalent number of OpCo LLC Units previously held by it. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.
- KKR Group Assets III GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 26,758,127; shared voting power 0; sole dispositive power 26,758,127; shared dispositive power 0; aggregate amount beneficially owned 26,758,127 (12.2% of the class)
  Comment: The beneficial ownership reported herein consists of shares of Class A Common Stock, par value $0.0001 per share, of the Issuer. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.
  
  The beneficial ownership percentage reported herein is based on a combined total of 218,711,044 shares of Class A Common Stock of the Issuer outstanding, consisting of 192,525,271 shares of Class A Common Stock outstanding as of January 31, 2025, and 26,185,773 shares of Class A Common Stock issued to IE Aggregator, upon the conversion of Class B Common Stock and an equivalent number of OpCo LLC Units previously held by it. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.
- KKR Group Partnership L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 26,758,127; shared voting power 0; sole dispositive power 26,758,127; shared dispositive power 0; aggregate amount beneficially owned 26,758,127 (12.2% of the class)
  Comment: The beneficial ownership reported herein consists of shares of Class A Common Stock, par value $0.0001 per share, of the Issuer. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.
  
  The beneficial ownership percentage reported herein is based on a combined total of 218,711,044 shares of Class A Common Stock of the Issuer outstanding, consisting of 192,525,271 shares of Class A Common Stock outstanding as of January 31, 2025, and 26,185,773 shares of Class A Common Stock issued to IE Aggregator, upon the conversion of Class B Common Stock and an equivalent number of OpCo LLC Units previously held by it. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.
- KKR Group Holdings Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 26,758,127; shared voting power 0; sole dispositive power 26,758,127; shared dispositive power 0; aggregate amount beneficially owned 26,758,127 (12.2% of the class)
  Comment: The beneficial ownership reported herein consists of shares of Class A Common Stock, par value $0.0001 per share, of the Issuer. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.
  
  The beneficial ownership percentage reported herein is based on a combined total of 218,711,044 shares of Class A Common Stock of the Issuer outstanding, consisting of 192,525,271 shares of Class A Common Stock outstanding as of January 31, 2025, and 26,185,773 shares of Class A Common Stock issued to IE Aggregator, upon the conversion of Class B Common Stock and an equivalent number of OpCo LLC Units previously held by it. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.
- KKR Group Co. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 26,758,127; shared voting power 0; sole dispositive power 26,758,127; shared dispositive power 0; aggregate amount beneficially owned 26,758,127 (12.2% of the class)
  Comment: The beneficial ownership reported herein consists of shares of Class A Common Stock, par value $0.0001 per share, of the Issuer. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.
  
  The beneficial ownership percentage reported herein is based on a combined total of 218,711,044 shares of Class A Common Stock of the Issuer outstanding, consisting of 192,525,271 shares of Class A Common Stock outstanding as of January 31, 2025, and 26,185,773 shares of Class A Common Stock issued to IE Aggregator, upon the conversion of Class B Common Stock and an equivalent number of OpCo LLC Units previously held by it. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.
- KKR & Co. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 26,758,127; shared voting power 0; sole dispositive power 26,758,127; shared dispositive power 0; aggregate amount beneficially owned 26,758,127 (12.2% of the class)
  Comment: The beneficial ownership reported herein consists of shares of Class A Common Stock, par value $0.0001 per share, of the Issuer. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.
  
  The beneficial ownership percentage reported herein is based on a combined total of 218,711,044 shares of Class A Common Stock of the Issuer outstanding, consisting of 192,525,271 shares of Class A Common Stock outstanding as of January 31, 2025, and 26,185,773 shares of Class A Common Stock issued to IE Aggregator, upon the conversion of Class B Common Stock and an equivalent number of OpCo LLC Units previously held by it. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.
- KKR Management LLP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 26,758,127; shared voting power 0; sole dispositive power 26,758,127; shared dispositive power 0; aggregate amount beneficially owned 26,758,127 (12.2% of the class)
  Comment: The beneficial ownership reported herein consists of shares of Class A Common Stock, par value $0.0001 per share, of the Issuer. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.
  
  The beneficial ownership percentage reported herein is based on a combined total of 218,711,044 shares of Class A Common Stock of the Issuer outstanding, consisting of 192,525,271 shares of Class A Common Stock outstanding as of January 31, 2025, and 26,185,773 shares of Class A Common Stock issued to IE Aggregator, upon the conversion of Class B Common Stock and an equivalent number of OpCo LLC Units previously held by it. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.
- Henry R. Kravis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 26,758,127; shared voting power 0; sole dispositive power 26,758,127; shared dispositive power 0; aggregate amount beneficially owned 26,758,127 (12.2% of the class)
  Comment: The beneficial ownership reported herein consists of shares of Class A Common Stock, par value $0.0001 per share, of the Issuer. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.
  
  The beneficial ownership percentage reported herein is based on a combined total of 218,711,044 shares of Class A Common Stock of the Issuer outstanding, consisting of 192,525,271 shares of Class A Common Stock outstanding as of January 31, 2025, and 26,185,773 shares of Class A Common Stock issued to IE Aggregator, upon the conversion of Class B Common Stock and an equivalent number of OpCo LLC Units previously held by it. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.
- George R. Roberts: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 26,758,127; shared voting power 0; sole dispositive power 26,758,127; shared dispositive power 0; aggregate amount beneficially owned 26,758,127 (12.2% of the class)
  Comment: The beneficial ownership reported herein consists of shares of Class A Common Stock, par value $0.0001 per share, of the Issuer. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.
  
  The beneficial ownership percentage reported herein is based on a combined total of 218,711,044 shares of Class A Common Stock of the Issuer outstanding, consisting of 192,525,271 shares of Class A Common Stock outstanding as of January 31, 2025, and 26,185,773 shares of Class A Common Stock issued to IE Aggregator, upon the conversion of Class B Common Stock and an equivalent number of OpCo LLC Units previously held by it. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, Par Value of $0.0001 Per Share
Name of issuer: Crescent Energy Co
Address of issuer's principal executive offices: 600 Travis Street, Suite 7200, Houston, Texas (TX), 77002
Comment:
This Amendment No. 10 ("Amendment No. 10") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on December 17, 2021, as amended on September 15, 2022, June 6, 2023, July 5, 2023, November 15, 2023, March 11, 2024, April 3, 2024, May 17, 2024, August 5, 2024 and March 11, 2025 (as so amended, the "Schedule 13D") by the Reporting Persons, relating to the shares of Class A Common Stock.

This Amendment No. 10 is being filed by the Reporting Persons to report the conversion on April 4, 2025 by IE Aggregator of 26,185,773 shares of the Issuer's Class B Common Stock and an equivalent number of OpCo LLC Units to an equivalent number of shares of Class A Common Stock. Except as specifically provided herein, this Amendment No. 10 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 10 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) - 5(c) of the Schedule 13D are hereby amended and restated as follows:

The response of the Reporting Persons to rows 7 through 13 on the cover pages of this Schedule 13D are incorporated by reference herein.

IE Aggregator holds 26,185,773 shares of Class A Common Stock. Upstream holds 572,354 shares of Class A Common Stock. As a result, for the purpose of Rule 13d-3 under the Act, each of IE Aggregator and Aggregator GP may be deemed to be the beneficial owners of an aggregate of 26,185,773 shares of Class A Common Stock, which represents approximately 12.0% of the outstanding Class A Common Stock, based on a combined total of 218,711,044 shares of Class A Common Stock of the Issuer outstanding. This combined total consists of 192,525,271 shares of Class A Common Stock outstanding as of January 31, 2025, and 26,185,773 shares of Class A Common Stock issued to IE Aggregator, upon the conversion of Class B Common Stock and an equivalent number of OpCo LLC Units previously held by IE Aggregator.

Each of Upstream, KKR Group Assets Holdings III L.P., KKR Financial Holdings LLC, KKR Group Assets III GP LLC, KKR Group Partnership L.P., KKR Group Holdings Corp., KKR Group Co. Inc., KKR & Co. Inc., KKR Management LLP, Henry R. Kravis and George R. Roberts (together, the "KKR Group") may be deemed to be the beneficial owners of an aggregate of 26,758,127 shares of Class A Common Stock under Rule 13d-3 of the Act. The aggregate number of shares of Class A Common Stock beneficially owned by the KKR Group represents approximately 12.2% of the outstanding Class A Common Stock, based on a combined total of 218,711,044 shares of Class A Common Stock of the Issuer outstanding. This combined total consists of 192,525,271 shares of Class A Common Stock outstanding as of January 31, 2025, and 26,185,773 shares of Class A Common Stock issued to IE Aggregator, upon the conversion of Class B Common Stock and an equivalent number of OpCo LLC Units previously held by IE Aggregator.

Each of Aggregator GP (as the general partner of IE Aggregator), Upstream (as the sole member of Aggregator GP), KKR Group Assets Holdings III L.P. and KKR Financial Holdings LLC (as the controlling members of Upstream), KKR Group Assets III GP LLC (as the general partner of KKR Group Assets Holdings III L.P.), KKR Group Partnership L.P. (as the sole member of each of KKR Group Assets III GP LLC and KKR Financial Holdings LLC), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR Group Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.) and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities beneficially owned by IE Aggregator. Additionally, each of KKR Group Assets Holdings III L.P. and KKR Financial Holdings LLC (as the controlling members of Upstream), KKR Group Assets III GP LLC (as the general partner of KKR Group Assets Holdings III L.P.), KKR Group Partnership L.P. (as the sole member of each of KKR Group Assets III GP LLC and KKR Financial Holdings LLC), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR Group Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.) and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities beneficially owned by Upstream.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any shares of Class A Common Stock except as described herein.

The Reporting Persons and PT Independence Energy Holdings LLC, a Delaware limited liability company ("PT Independence") may be deemed to constitute a group for purposes of Section 13(d) due to the terms of the Specified Rights Agreement. However, neither the Reporting Persons nor PT Independence have voting or dispositive power over the other party's shares of Class A Common Stock or securities convertible into or exercisable for shares of Class A Common Stock, including any OpCo LLC Units or shares of Class B Common Stock. PT Independence separately files a Schedule 13D with respect to its interest in the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as set forth above, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other individuals named in Item 2, has effected any transaction in shares of Class A Common Stock since the filing of Amendment No. 9 to Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 of the Schedule 13D is hereby incorporated by reference into this Item 6.

On April 4, 2025, the Reporting Persons entered into a Lock-Up Agreement (the "Lock-Up Agreement") with the Issuer. The Lock-Up Agreement provides that the Reporting Persons will not offer, sell, contract to sell, pledge, lend or otherwise dispose of, directly or indirectly, any Class A Common Stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Class A Common Stock, whether any such aforementioned transaction is to be settled by delivery of the Class A Common Stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge, loan or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the Issuer, for a period of 180 days after April 4, 2025 (subject to certain exceptions and termination provisions specified in the Lock-Up Agreement).

The description of the Lock-Up Agreement set forth in this Item 6 does not purport to be complete and such description is qualified in its entirety by reference to the full text of the Lock-Up Agreement, which is included as Exhibit U to this Schedule 13D and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibits:

Exhibit Number Description
U Lock-Up Agreement

## Signatures
- Independence Energy Aggregator L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary, Independence Energy Aggregator GP LLC, its general partner (04/08/2025)
- Independence Energy Aggregator GP LLC: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (04/08/2025)
- KKR Upstream Associates LLC: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (04/08/2025)
- KKR Group Assets Holdings III L.P.: /s/ Christopher Lee, Christopher Lee, Secretary, KKR Group Assets III GP LLC, its general partner (04/08/2025)
- KKR Financial Holdings LLC: /s/ Christopher Lee, Christopher Lee, Secretary (04/08/2025)
- KKR Group Assets III GP LLC: /s/ Christopher Lee, Christopher Lee, Secretary (04/08/2025)
- KKR Group Partnership L.P.: /s/ Christopher Lee, Christopher Lee, Secretary, KKR Group Holdings Corp., its general partner (04/08/2025)
- KKR Group Holdings Corp.: /s/ Christopher Lee, Christopher Lee, Secretary (04/08/2025)
- KKR Group Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary (04/08/2025)
- KKR & Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary (04/08/2025)
- KKR Management LLP: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (04/08/2025)
- Henry R. Kravis: /s/ Christopher Lee, Christopher Lee, Attorney-in-Fact (04/08/2025)
- George R. Roberts: /s/ Christopher Lee, Christopher Lee, Attorney-in-Fact (04/08/2025)